Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: June 1, 2018

Cigna Corporation added the following content to its deal website, www.advancinghealthcare.com.  Transcripts for new videos are filed separately.

Home Page

Combining to Advance Health Care

Together we’ll improve affordability, choice and the total health and well-being of the individuals we serve.

Our Vision

Our new model of health care will approach each customer’s health journey as a continuous one — providing improved predictability and affordability and aligning providers and customers to ensure the best outcomes.

Investor Materials

Our combined capabilities will deliver differentiated financial results through integrated, high-value health solutions, positioning us for immediate and sustained growth.

News Room

Together, we’ll be positioned to return more than $50 billion of savings to clients and customers in 2021* and see even bigger gains over time. Now that’s news.

* $50 billion represents the annual savings opportunity in 2021 for the combined Cigna-Express Scripts membership population, assuming the combined company achieves medical trend, which includes pharmacy, equal to CPI (Consumer Price Index).

Our Vision Page

Each customer has their own personal health journey

Together, we will create new personalized customer solutions that are integrated to better marry medical, behavioral and specialty insights to improve our customers’ total health and well-being.

High-Value Solutions

We are poised to step into a new model of health care, one that improves affordability, choice and the total health and well-being of the individuals we serve. We will address each individual as a whole person, provide improved predictability and affordability, align providers and customers to ensure the best outcomes, and approach each customer’s health journey as a continuous one.

Video Library

Highlights from an interview at the Health Evolution Summit

David Brailer, MD, Chairman of Health Evolution, gleans insights from David Cordani, President & CEO of Cigna, on driving through sustainability, consolidation, and data and exponential change.

Insights with Fiona Scott Morton

Renowned economist and Yale professor Fiona Scott Morton discusses insurers and pharmacy benefit managers (PBMs) coming together, including the factors that make Cigna and Express Scripts a compelling combination.

How Express Scripts Practices Pharmacy Smarter

Express Scripts practices pharmacy smarter, elevating patient care through specialized, condition-specific pharmacy teams. This approach to personalized care differentiates our pharmacy, promoting healthier patient outcomes and helping control costs.

Accredo Helps One Dad Fulfill His Promise

For individuals like Garth battling cancer, Accredo pharmacists and nurses provide specialized care so he can focus on what’s most important.

Payer Reactions to New Drug Pricing

Tim Wentworth, President and CEO of Express Scripts, responds to a drug pricing question at the Health Evolution Summit

Investor Materials Page

Combining to deliver long-term innovation and sustained growth

The broad set of capabilities of our combined company will allow us to offer increased price and cost predictability to physicians, clients and customers — enabling increased value capture for shareholders.

Differentiated Financial Results

We have always had a laser focus on our promise and value orientation to do the right thing by our customers and clients. Sometimes that’s not what the market expects, but it’s driven our financial success to date. Adhering to this promise, which defines our strategy, allows us to see beyond the confines of what’s “expected” in health care — always working toward the best possible health outcomes.

News Room Page

In the News

Read and watch the latest news and updates about Cigna and Express Scripts combining.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, the newly formed company which will become the holding company following the transaction (“Holdco”) filed with the SEC a preliminary registration statement on Form S-4 that includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. These materials are not final and may be amended.  Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary registration statement on Form S-4 filed on May 16, 2018 and the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.
PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.